Exhibit 3.1

CERTIFICATE OF INCORPORATION

OF

MORGANS HOTEL GROUP CO.

FIRST.  The name of the corporation is Morgans Hotel Group Co.

SECOND.  The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

THIRD.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.  The total number of shares of Common Stock which the corporation shall have authority to issue is One Thousand (1,000), and the par value of each of such shares is One Cent ($0.01) amounting in the aggregate to Ten Dollars ($10.00).

FIFTH.  The name and mailing address of the incorporator is as follows:

NAME	MAILING ADDRESS

Marc Gordon	475 Tenth Avenue
New York, New York 10018

SIXTH.  The board of directors of the corporation is expressly authorized to adopt, amend or repeal by-laws of the corporation.

SEVENTH.  Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the corporation.

EIGHTH.  A director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended.  No amendment, modification or repeal of this Article EIGHTH shall adversely affect any right or protection of a director that exists at the time of such amendment, modification or repeal.

NINTH.  The corporation is to have perpetual existence.

IN WITNESS WHEREOF, I have signed this certificate of incorporation this 19th day of October, 2005.

/s/ MARC GORDON
Marc Gordon